Exhibit 99.a

FOR IMMEDIATE RELEASE:

     June 30, 1994 -- Laurence A. Tisch, Chairman, President and Chief Executive Officer of CBS Inc., and Barry Diller, Chairman and Chief Executive Officer of QVC, Inc. responded to press inquiries by saying that the two companies are in discussions regarding a possible business combination and are close to reaching agreement. In the business combination QVC would merge into CBS, and each share of QVC common stock would be converted into a combination of .0486 of a share of CBS Common Stock and .1931 of a share of a new series of CBS non-voting Convertible Exchangeable Preferred Stock, with the result that QVC stockholders would own approximately 46.4 percent of CBS on a fully diluted basis. Each share of CBS Common Stock would be converted into $175 in cash and .4009 of a share of CBS Common Stock, such that CBS stockholders would own approximately 53.6 percent of CBS on a fully diluted basis. The Preferred Stock would have a $100 face amount and would be convertible into .3229 of a share of CBS Common Stock. The Preferred Stock would have a coupon of 4 percent, would be non-callable for 10 years and could be exchangeable into subordinated debt after 5 years at the option of CBS. It is anticipated that CBS would continue its current dividend.
     Laurence Tisch would remain Chairman of CBS and Barry Diller would become its President, Chief Executive Officer and Chairman
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of the Executive Committee.  QVC would designate five of the twelve members of the CBS Board of Directors, including Barry
Diller.
     The transaction is subject to the approval of each company's Board of Directors at meetings expected to be held in mid-July and the signing of a merger agreement, and thereafter to the approval of the shareholders of each company and other customary approvals and conditions.
     Laurence A. Tisch, Chairman, President and CEO of CBS said:
     "The alliance of CBS and QVC combines two of the leading franchises in television. CBS is America's most watched television network, with leading program brands in daytime, primetime and late night television. QVC is the nation's largest retailing television network, guiding the global revolution in the way consumer products are marketed and sold. Together, the foundation of this enterprise will remain devoted to the creation of first-rate original programming to attract viewers and consumers, while providing exciting new opportunities for advertisers, marketers, affiliated stations and cable operators. CBS is extremely fortunate to have Barry Diller become its Chief Executive Officer. Barry Diller's experience and track record in the entertainment and communications businesses have repeatedly proved him to be a brilliant and imaginative manager of creative artists and innovative technologies."

     Barry Diller, Chairman and CEO of QVC said:

     "What you say to a group that has just completed such a winning season in primetime, late night, and daytime is 'Thank you, how can I support you and how can I help maintain CBS's preeminence.' And I would say to everyone else that they should honor Larry Tisch because he has never received the praise he truly deserves for taking the leadership of a company eight years ago that was deep with dissension and failure, and by concentrating ferociously on its core business, brought it back to the place of leadership it had historically enjoyed. And as for the future, I don't think there is a more interesting time to





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     work in telecommunications.  To be able to help draw the
     architectural lines for the future is great good luck."

Contact:  Ann Morfogen           Donald A. Van de Mark
          Vice President         Director
          Media Relations        Corporate Communications
          CBS Broadcast Group    QVC, Inc.
          212-975-8088           (610) 429-5666
                                 (212) 371-5999

          Keith Fawcett          William F. Costello
          Assistant Treasurer    EVP and CFO
          Investment Relations   QVC, Inc.
          CBS Inc.               (610) 430-8938
          212-975-6824
































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